April 22, 2008

Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	LeCroy Corporation

Form 10-K for the fiscal year ended June 30, 2007

Filed September 13, 2007

File No. 000-26634

Dear Mr. Webb:

Thank you for the comments included in your letter to us, dated April 7, 2008 (the “Comment Letter”). On behalf of LeCroy Corporation (the “Company”), please find for review by the Securities and Exchange Commission (the “Commission”) responses to the comments of the Staff of the Commission (the “Staff”) that were contained in the Comment Letter.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in italicized, bold type and is followed by the Company’s response.

Form 10-K for the year ended June 30, 2007

1.	Summary of Significant Accounting Policies, page 59

Goodwill, page 63

1.	Please refer to our prior comment 2. You responded that your best estimate of a reasonable control premium was 30%, yet it is unclear to us whether the valuation technique and the major assumptions you used are consistent with U.S. GAAP. Please respond to the following:

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

•

Please explain to us in greater detail the valuation technique or methodology you employed to estimate the 30% control premium. Revise future filings to clearly disclose the valuations methodologies used to value your reporting unit and to provide sufficient information to enable financial statement users to assess the inputs used to develop those value measurements.

We have organized our response to this question into the following points: (1) why a control premium is appropriate, and (2) how we derived our control premium.

(1)	Why a control premium is appropriate

Consistent with footnote 16 to Paragraph 23 of SFAS 142, we considered the application of a premium for control. This is appropriate because the Company’s common stock is thinly traded, due, in part, to a concentrated ownership structure. Prices paid for thinly traded stock are less indicative of fair value than prices paid for a widely traded stock in an active market. Trading of our stock, which is on a non-controlling interest basis, does not reflect the savings that could be expected to be realized from synergies achieved subsequent to an acquisition. Premiums for control reflect that a unit holder who owns a controlling interest in an entity can control day-to-day or long-range managerial decisions, influence future earnings, control efforts for growth potential, acquire or liquidate assets, control distributions and establish executive compensation. Premiums for control represent the additional value that an investor is willing to pay to receive the benefits of control.

The quoted stock price reflects the value of LeCroy Corporation, our reporting unit, on a non-controlling interest basis. Management believes that our quoted market price, when taken in isolation, does not reflect the best evidence of our reporting unit’s fair value. Management believes that a control premium is reasonable to apply, as a controlling interest in the Company should be worth more than a non-controlling interest.

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

(2)	How we derived our control premium

The public markets provide information on control premiums through acquisition transactions. When a publicly traded company is acquired by another company or is taken private, the purchaser normally pays a premium for a controlling interest above the freely traded, non-controlling interest share price. To determine the premium for control applicable to our reporting unit, we relied on indications of such premiums from data on recent acquisition transactions in our industry (see attached Appendix A), and we also considered other factors. Our considerations are outlined in the following four steps:

Step 1:

We believe the recent transactions involving companies that are comparable to LeCroy either as direct competitors or engaged in the development and manufacture of similar or comparable technology provide objective and observable data points for determining a reasonable control premium.

Management considered the October 2007 Danaher acquisition of Tektronix, the Company’s largest competitor, who engages in the high-tech test, measurement and monitoring business. Management noted the one-day, one-week, one-month and one-year control premium tendered to the shareholders of Tektronix, as shown on Appendix A, was 34%, 32%, 29%, and 25%, respectively. In addition, management studied the Goldman Sachs fairness opinion and assessment of the intended Tektronix acquisition.

Included in the financial analyses delivered by Goldman Sachs were the calculated and compared financial multiples to revenue and EBIDTA (“financial multiples”) as well ratios of the Tektronix transaction to the median of selected comparable companies, which included our reporting unit. Management noted that the comparable company

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

valuation metrics, implied an acquisition revenue multiple of 2.0 and an EBIDTA multiple of 10.9; both of these multiples were higher than those utilized in Step 2 below.

Management reviewed other recent comparable transactions, including, the August 2007 acquisition of Aeroflex, which engages in the design, engineering and manufacturing of microelectronic and test solutions, by Veritas Capital and the April 2007 acquisition of Actaris, which develops product for electromechanical and static metering and multi-tariff processing to data communication, by Itron. Similarly, management noted the Aeroflex one-day, one-week, one-month and one-year control premiums of 27%, 25%, 26%, and 15.8%, respectively, as well the financial multiples. Actaris was a private acquisition transaction and, as such, there was no control premiums noted, however, the implicit financial multiples were documented (see Step 2 below).

As the Tektronix, Aeroflex and Actaris comparable companies were larger acquisition transactions, management, with the aid of the Company’s investment bankers, reviewed the prior twelve months acquisitions of comparable publicly traded high-technology companies valued between $50 and $250 million. We identified three transactions of companies we considered to have comparable operations and economic characteristics: (i) Mikron Infared (which develops and produces a broad range of infrared temperature measurement instruments); (ii) American Technical Ceramics (which designs, develops, manufactures, microwave and millimeter-wave applications) and (iii) E-Z-EM (a developer and manufacturer of diagnostic and imagining products).

Management noted the mean control premiums paid over a one-day, one-week, one-month and one-year period, were close to 30%, or above (see Appendix A). Management also documented the financial multiples of each transaction (see Step 2 below).

Step 2

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

To assess the reasonableness of our 30% control premium, we compared our reporting unit’s implied revenue and EBIDTA multiples to the comparable transactions’ multiples (see Appendix A).

Utilizing the 30% control premium, we calculated the $142.8 million fair value of our reporting unit, as well our $212.2 million market enterprise valuation (market capitalization plus the value of bank, bond and other interest bearing indebtedness less cash). Management then derived an implicit 1.4 times revenue and 10.6 times EBIDTA multiples that results in a $212.2 million market enterprise valuation. Since our reporting unit’s implicit revenue and EBIDTA multiples were significantly lower than the mean of the comparable companies’ 2.0 times revenue multiple and 12.4 times EBIDTA multiple, this substantiated that the use of our 30% control premium is reasonable and appropriate.

Step 3

Management’s own merger and acquisition experiences were also considered in the Company’s assessment of a reasonable control premium. We considered our October 2004 acquisition of CATC, formerly a public comparable company, in which the Company paid a significant control premium; the one-day, one-week, one-month, and one-year control premiums were each over 30%.

In addition, we reviewed the investment banker’s analysis and fairness opinion of the Company’s more recent October 2006 acquisition of Catalyst Enterprises, Inc., formerly a private comparable company. Management noted the valuation metrics of selected test and measurement companies, as well the implied acquisition revenue multiple of 2.9 and an EBIDTA multiple of 14.1; each higher than the implied multiples utilized in Step 2, above.

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

Step 4

Finally, management considered several prior confidential discussions with potential suitors. Some of these discussions were subject to confidentiality agreements and none were publicly disclosed. These discussions reinforce management’s assessment that a 30% control premium is reasonable and appropriate.

Based upon the four considerations outlined above, management concluded that a reasonable control premium of 30% is appropriate to apply to our market capitalization as of December 29, 2007. However, it is important to note that management observed that for the second quarter ended December 29, 2007, a control premium of only 6.8% was necessary to exceed the carrying value of our reporting unit. The control premium is reviewed periodically, taking into consideration current industry, market and economic conditions along with other factors or available information specific to our Company’s business.

Supplementally, after the filing of the Form 10-Q for the second quarter ended December 29, 2007, management retained a third party valuation advisor to independently validate that our estimate of the fair value of our reporting unit, on a controlling interest basis, is reasonably objective. As discussed in the answer to the next question, the preliminary results of this analysis further substantiate and validate management’s fair value estimate.

Management confirms that we will revise future filings to clearly disclose the valuation methodologies used to value our reporting unit and provide sufficient detail to enable financial statement users to assess the inputs used to develop those value measurements. We respectfully submit the following as an illustration of our proposed

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

expanded goodwill impairment policy, please note the below underlined sections as the supplemental disclosure:

Goodwill

SFAS No. 142, “Goodwill and Other Intangible Assets,” requires goodwill to be tested for impairment annually under a two-step approach, or more frequently, if events or changes in circumstances indicate that the carrying amount of the asset might be impaired. The goodwill impairment test is a two-step process which requires the Company to make judgmental assumptions regarding fair value. Testing is required between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. Such an event may occur if, for an extended period of time, the market value of the Company’s common stock plus a control premium were less than the carrying value of the Company. The Company obtains information on sales of similar sized companies in the technology industry to estimate a control premium.

Management also reviews the Company’s financial position quarterly for other triggering events as described in SFAS No. 142. Should actual results not meet expectations or assumptions change in future years, the impairment assessment could result in a lower fair value estimate which could result in an impairment charge that may materially affect the carrying value of the Company’s assets and results from operations.

Impairment is assessed at the “reporting unit” level by applying a fair value-based test. A reporting unit is defined as the same as or one level below the operating segment level as described in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company has one reporting unit, in the test and measurement business, because none of the components of the Company constitute a business for which discrete financial information is available and for which Company management regularly reviews the results of operations.

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

The first step is to identify if an impairment of goodwill has occurred by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill test is performed to measure the amount of the impairment loss, if any. In this second step, the “implied” fair value (as defined in SFAS No. 142) of the reporting unit’s goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.

As the Company consists of only one reporting unit, and is publicly traded, management estimates the fair value of its reporting unit utilizing the Company’s market capitalization, multiplying the number of actual shares outstanding by a one year average market price, as reflected on NASDAQ National Market, and applying an additional premium to give effect to the Company’s best estimate of a control premium, as if the Company were to be acquired by a single stockholder, which seeks to give effect to the increased consideration a potential acquirer would be willing to pay in order to gain sufficient ownership to set policies, direct operations and make decisions related to the Company.

A 30% control premium was utilized in our goodwill impairment testing. This control premium is not a standard amount based on broad assumptions; rather, the amount is based on detailed analysis that considers appropriate industry, market, economic and other pertinent factors, including, indications of such premiums from data on recent acquisition transactions. The control premium is reviewed periodically, taking into consideration current industry, market and economic conditions along with other factors or available information specific to our Company’s business.

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

The Company completed the annual impairment test required under SFAS No. 142 as of June 30, 2007 and determined that there was no impairment to the recorded goodwill balance of $105.9 million. The Company did, however, during the fourth quarter of fiscal 2007 and 2006, reduce the goodwill by approximately $0.1 million and $0.4 million, respectively, as a result of a reversal of a pre-acquisition tax contingency reserve.

As a result of the decline in the Company’s stock price, which affected the Company’s market capitalization, the Company updated its goodwill impairment test as of September 29, 2007 and December 29, 2007, respectively, to identify whether a potential impairment of the Company’s recorded goodwill existed. For the first quarter ended September 29, 2007 the Company’s market capitalization, without regard to a control premium, exceeded its carrying value. For the second quarter testing as of December 29, 2007, the fair value of the Company’s reporting unit was determined to be $142.8 million, using the 30% control premium, which exceeded the carrying amount by $25.6 million, or 21%. As the second quarter’s market capitalization was below the Company’s carrying value, management’s estimate of the appropriate control premium to apply in determining fair value is an important variable in the Company’s goodwill impairment assessment. A significant impairment could result in additional charges and have a material adverse impact on the consolidated financial condition and operating results.

•

We do not object that a market capitalization alone may not be representative of the fair value of a reporting unit. As we described in our prior comment, a control premium is a premium that an acquiring entity is willing to pay for ownership of an amount of equity securities that give it a controlling interest in a company (rather than less than a controlling interest). As such, a confirmed selling price for a reporting unit at a measurement date is the best evidence of a reporting unit’s fair value and the amount of any control premium. Explain to us, in the absence of an offer to buy your company (reporting unit) at December 29, 2007, why you concluded that your

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

valuation technique was in accordance with the U.S. GAAP. For further guidance, refer to paragraph 23-25 and B154-B155 of SFAS 142.

The Company reviewed paragraph 23 (including footnote 16) through 25 and B154-B155 of SFAS No. 142 and we believe our comparable transaction methodology provide sufficient observable and objective evidence to derive a reasonable control premium as permitted by SFAS No 142.

We believe the foregoing methodology is in accordance with U.S. GAAP. SFAS 142, Paragraph 23, which provides that “[T]he market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole (Footnote 16). The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.” Footnote 16, of Paragraph 23, of SFAS 142 states that: “Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor who would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization.”

Our accounting position was based on footnote 16 of SFAS 142, which indicates that a control premium, even in the case of traded securities, may cause the fair value of a reporting unit to exceed its market capitalization.

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

•

We note in your response that “To establish a reasonable control premium, (you) considered: (i) the premiums paid in comparable companies’…and (iv) the Company’s past experiences…” Tell us more about each consideration including the name of the companies, the amount and the market capitalization you considered. Also in this regard, explain to us how current the information was at the measurement date and why the assets, liabilities and operations of the companies you considered is comparable to those of your reporting unit. Finally, confirm and clearly revise your future filings to disclose, if true, any control premium amounts utilized in your goodwill impairment testing are not “standard” amounts based on broad assumptions, rather, the amounts are based on a detailed analysis that considers all appropriate industry, market, economic and other pertinent factors.

As outlined above, Appendix A provides the name of the companies, equity value and enterprise value, dates of transactions, and the selection process for those companies management considered comparable to our reporting unit. Management reviewed the set of comparable businesses in our industry, documenting financial measures including revenue, gross profit, operating income, assets, and liabilities. Although the underlying assets of the entities examined may differ from the underlying assets of the reporting unit, the relationship between the value of the interests with and without control can be used as an indication of the control premium required to reflect the acquisition control associated with the transaction.

We confirm, as proposed in the above supplemental footnote disclosure, that we will revise future filings to disclose that the control premium utilized in our goodwill impairment testing is not a “standard” amount based on broad assumptions; rather, the amounts are based on detailed analysis that considers appropriate industry, market, economic, and other pertinent factors.

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

2.	We note that you retained a third party valuation advisor to assist you in reassessing the estimated fair value of your equity on a controlling basis. Please respond to the following:

•	Clarify whether you hired a third party valuation advisor to estimate the fair value of your reporting unit.

In response to the Staff’s comment, we respectfully advise the Staff that, management retained a third party valuation advisor only to validate our estimate of the fair value of our reporting unit and that our 30% control premium estimate is reasonable.

•

Explain to us about the methodology and the major assumptions that the third party valuation advisor used to estimate the fair vale of the reporting unit and why the third party valuation advisor’s methodology is in accordance with U.S. GAAP.

In response to the Staff’s comment, we respectfully advise the Staff that the third party valuation advisor’s estimated fair value of our reporting unit was determined based on assumptions and valuations methodologies we believe are consistent with U.S. GAAP, including the comparable transaction methodology, in which valuation indicators are derived.

As previously stated, management retained a third party valuation advisor only to validate our estimate of the fair value of our reporting unit and our 30% control premium is reasonable. The preliminary results by the third party valuation advisor validated our 30% control premium. The valuation firm’s preliminary analysis utilizes the comparable transaction methodology, in which control premiums and valuation indicators are derived from prior merger and acquisition transactions, utilizing information from Capital IQ (a financial tool and platform used to develop company comparable financial details). A comparative analysis of the

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

financial performance of the Company with the relevant set of comparable businesses in our industry was performed.

As stated in the previous question, our accounting position was based on footnote 16 of SFAS 142, which indicates that a control premium, even in the case of traded securities, may cause the fair value of a reporting unit to exceed its market capitalization.

•

If the third party valuation advisor’s valuation methodology differs from the valuation methodology you had used, then please explain to us why the change in valuation methodology is in accordance with U.S. GAAP. Also, support the reason for any changes in valuation methods and disclose any such changes in future filings.

Our intention was only to seek third party expertise in assisting management validate our estimate of the fair value of our reporting unit and our 30% control premium. As a result we do not consider this to be a change in our impairment testing methodology. Management intends to consistently utilize its established valuation methodology.

The preliminary report of the third party valuation advisor is consistent with the comparable transaction valuation methodology used by management. In addition, the third party valuation advisor utilized other generally accepted valuation techniques to corroborate the comparable transaction methodology result.

•	Note if you choose to refer to the third party expert in any capacity in your filings, the filing should name the independent valuation firm.

Jay Webb

United States Securities and Exchange Commission

April 22, 2008

In response to the Staff’s comment, we respectfully confirm that the Company does not intend referencing the Company’s third party valuation consultant in its filings with the Commission.

If you have any questions or comments, please feel free to call me at 845-578-6102.

Best Regards,

/s/ Sean B. O’Connor

Sean B. O’Connor

Chief Financial Officer

cc:	Joan Paciga, KPMG LLP

Roger Feldman, Esq., Fish & Richardson P.C

APPENDIX A

Goodwill Impairment Summary

Quarter Ended December 29, 2007

STEP 1

					Enterprise Value / TTM		Control Premium
Date	Acquirer	Target	Equity Value	Enterprise Value	TTM Revenue	TTM EBITDA	1 Day	1 Week	1 Month	1 year
10/7/07	Danaher	Tektronix	2,853.3	2,744.3	2.4	13.3	34.0%	32.0%	29.0%	25.0%
8/16/07	Vertitas	Aeroflex	1,088.2	1,077.2	1.9	13.2	27.0%	25.0%	26.0%	15.8%
4/18/07	Itron	Actaris	1,086.7	1,691.1	1.7	10.6	N/A	N/A	N/A	N/A
		Mean of Tektronix and Aeroflex Transaction					30.5%	28.5%	27.5%	20.4%

10/30/07	Bracco SpA	E-Z-EM, Inc.	230.5	222.6	1.6	14.9	28.0%	33.0%	40.0%	21.0%
9/25/07	AVX Corp	American Technical Ceramics	236.3	240.8	2.6	12.5	47.0%	54.0%	55.0%	85.1%
5/18/07	LumaSense Tech	Mikron Infrared	64.3	61.4	1.7	9.6	18.0%	15.0%	-8.0%	68.0%
		Mean of EZ-EM; American Technical and Mikron					31.0%	34.0%	29.0%	58.0%

		Mean of All Comparable Transactions			2.0	12.4	31%	32%	28%	43%

LeCroy Control Premium = 30%

Notes:

1.	Source : FactSet Mergerstat; Tektronix information from Goldman Sachs report.
2.	“TTM” label is an abbreviation for Trailing Twelve Months.
3.	The Actaris acquisition was considered, however, since it was a private acquisition, there is no observable control premium.

APPENDIX A (con’t)

Goodwill Impairment Summary

Quarter Ended December 29, 2007

STEP 2

Market Enterprise Valuation – Implicit Multiples
LCRY Average Market Capitalization as of 12/29/07									109,872	(a)

Market capitalization plus 30% control premium – fair value of reporting unit									142,833	[ (a) * 1.3) ]
Plus: Bank / Acquisition Debt									9,500
Plus: Convertible Bond									72,000
Less: Cash									(12,106)

Market Enterprise Valuation									212,227	(b)

Implicit Enterprise Valuation Multiples:				Implicit Multiple
LeCroy Representative Trailing 12 Months Revenue	(c	)	155,416	1.4	(1)			=	212,227

LeCroy Representative Trailing 12 Months EBIDTA	(d	)	20,091			10.6	(2)	=	212,227

Minimum Control Premium Notation:

A minimum control premium of 6.8% is necessary to equal carrying value of $117,265 ($109,872 * 1.068 = $117,343) as of December 29, 2007.

Footnote (1) — Amount is equal to b/c

Footnote (2) — Amount is equal to b/d